November 2, 2012

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Global Equity Trust (the “Trust”)
File Nos. 333-178600 and 811-26488

Dear Ms. Rossotto:

This letter responds to your oral comments regarding pre-effective amendment no. 1 to the Trust’s registration statement, which was filed with the U.S. Securities and Exchange Commission on August 3, 2012. Your comments and the Trust’s responses are set forth below.

Prospectus

1.	Comment: On page 1, in the footnote to the fee table, please replace “during its first year of operations” with “for the current fiscal year”.

Response: The requested revision has been made.

2.	Comment: Also on page 1, with respect to the fee table, please explain supplementally why the management fees would be estimated for the current fiscal year.

Response: The management fee disclosed in the fee table is no longer an estimated fee.

3.

Comment: On page 2, in the first paragraph under Principal Investment Strategies, please list the principal securities that “would provide exposure to equity securities” (e.g., derivatives, convertibles).

Response: The requested disclosure has been added.

4.	Comment: Also on page 2, in the third paragraph under Principal Investment Strategies, please give an example of the “systematic strategies” so there is some

Ms. Karen Rossotto

November 2, 2012

indication of what they are. A cross-reference to disclosure in response to Item 9 is permissible.

Response: The requested disclosure has been added.

5.	Comment: Also on page 2, in the third paragraph under Principal Investment Strategies, would the “index put options” referenced in the second to last sentence be in the money?

Response: According to the sub-adviser, they would generally be out of the money when purchased.

6.

Comment: Also on page 2, in the third paragraph under Principal Investment Strategies, is the reference to the “applicable index” in the second to last sentence a reference to the MSCI ACWI All Cap Index? Please make the reference more clear.

Response: The disclosure has been revised to explicitly reference the MSCI ACWI All Cap Index.

7.

Comment: Also on page 2, in the third paragraph under Principal Investment Strategies, in the last sentence there is a reference to the “extent of option activity”. Is there a cap on the investment in options and other derivatives? If so, include it here.

Response: There is no cap on the investment in derivatives except as may be otherwise required by the Fund’s investment strategy or applicable law.

8.

Comment: Also on page 2, in the fourth paragraph under Principal Investment Strategies, there are references to “notional exposure coverage” and “hypothetical notional investment portfolio”. Please plain English these phrases.

Response: The disclosure has been clarified as requested.

9.

Comment: On page 3, in the carryover paragraph under Principal Investment Strategies, there is a reference to “Models and Data”. Either here or in the Item 9 disclosure, please add information about how these models are used to construct transactions and investments.

Response: The requested disclosure has been added.

Ms. Karen Rossotto

November 2, 2012

10.

Comment: Also on page 3, in the last paragraph under Principal Investment Strategies, it is stated that the investment strategy will be managed to “provide a tax advantage”. Please explain what type of advantage and how it will be done.

Response: The requested disclosure has been added.

11.	Comment: Also on page 3, in Derivatives Risk under Principal Risks, please summarize the risks of each type of derivative in which the Fund invests (see recent ICI letter for more information).

Response: Consistent with the guidance in the ICI letter, the Item 9 principal risk disclosure about derivatives addresses the risk of each type of derivative. We believe the existing Item 4 disclosure adequately and appropriately summarizes the Item 9 disclosure. Therefore, additional disclosure has not been added to the Item 4 principal risk disclosure.

12.

Comment: Also on page 3, with respect to Tax-Managed Investment Risk under Principal Risks, please tie this risk more clearly to the principal investment strategy by adding more disclosure to the strategy as requested above.

Response: The requested disclosure has been added.

13.	Comment: Also on page 3, under Performance Information, if there is a website from which performance information can be obtained, please include a reference.

Response: The Registrant does not currently have a website.

14.

Comment: On page 6, under Principal Investment Strategies, there is information that is not included in the summary of principal investment strategies earlier in the prospectus. Particularly with respect to valuation, which seems to be a primary focus of the Fund, disclosure should be included in the summary section.

Response: The requested disclosure has been added.

15.	Comment: On page 7, in the first paragraph, “Benchmark Portfolio” already has been defined in the summary section and does not need to be defined again here.

Ms. Karen Rossotto

November 2, 2012

Response: All references to “Benchmark Portfolio” have been deleted from the prospectus.

16.

Comment: On page 12, under Investment Adviser, at the end of the second paragraph it states that the adviser is not entitled to a fee for its advisory services. What is the consideration under the advisory agreement? How is the agreement a valid advisory agreement? How does the disclosure comply with Item 10(a)(1)(ii)(B) of Form N-1A?

Response: The registration statement disclosure has been revised to reflect that the adviser will be paid an advisory fee for its services under the advisory agreement.

17.

Comment: Also on page 12, in the third paragraph under Investment Adviser, please add a reference explaining the status of the application and state that there is no assurance the exemption will be granted. Also, state that if the application is not granted, shareholder approval would be required to hire a new sub-adviser.

Response: The requested disclosure has been added.

18.	Comment: With respect to the valuation disclosure on page 14, please confirm supplementally how derivatives are valued for purposes of NAV.

Response: The Fund’s custodian values the derivatives using two pricing sources (such as Reuters, IDC, or Bloomberg). If a large discrepancy exists between the two sources, it uses a third pricing source.

Statement of Additional Information

19.

Comment: On page 3, under Convertible Securities, please confirm that these securities are in the money and immediately convertible to equity securities when considered equity securities for purposes of the 80% requirement.

Response: The Registrant confirms that the convertible securities are in the money and immediately convertible to equity securities when considered equity securities for purposes of the 80% requirement.

20.	Comment: On page 10, with respect to the fundamental policy regarding concentration, please delete the reference to “securities of other investment

Ms. Karen Rossotto

November 2, 2012

companies” at the end of the sentence since the SEC staff looks through to underlying fund securities for purposes of concentration.

Response: Because the reference to “securities of other investment companies” means that investment companies do not represent an industry or group of industries for purposes of concentration, but rather that investment company securities are looked through for purposes of concentration, no change has been made in response to the comment.

21.	Comment: On page 13, under Members and Structure of the Board, please disclose whether there is a lead independent trustee and, if so, what role that trustee plays.

Response: The requested disclosure has been added.

22.	Comment: On page 15, under Compensation, please include the compensation table from Item 17 of Form N-1A.

Response: The requested disclosure has been added.

23.

Comment: On page 16, under Investment Adviser, please explain supplementally (1) whether the $1 million administrative services fee is an advisory fee that should be disclosed in the prospectus, (2) who is paying Jason Thomas’ compensation as a portfolio manager of the Fund and as an interested trustee of the Fund representing the adviser and, if it is the Fund, why that would not be an advisory fee, and (3) whether the administrative services fee is subject to the 15(c) process.

Response: The registration statement disclosure has been revised to reflect that the adviser will be paid an advisory fee for its services under the advisory agreement. The administrative services arrangement has been restructured and the disclosure has been revised accordingly. Mr. Thomas receives no compensation from the Fund for his service as a trustee.

24.	Comment: Beginning on page 24, under Portfolio Holdings Information, please add conflicts of interest disclosure as required by Item 16(f)(1)(iv) of Form N-1A.

Response: Because the first paragraph of the section already includes disclosure that responds to Item 16(f)(1)(iv) of Form N-1A, no change has been made in response to the comment.

Ms. Karen Rossotto

November 2, 2012

25.	Comment: On page 31, under Distribution of Fund Shares, please add disclosure noting the anticipated benefits of the 12b-1 plan.

Response: The requested disclosure has been added.

The Trust acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

W. John McGuire